Exhibit 12

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(In thousands)
Fixed charges:
Interest expense	$4,249	$3,967	$11,608	$16,518	$12,844
Interest expense charged against gain on bond repurchases and exchanges	—	5,527	—	—	—
Interest expense included in rent expense	471	402	446	438	374

Total fixed charges	$4,720	$9,896	$12,054	$16,956	$13,218

Earnings:
Loss (income) from continuing operations	$(19,397)	$(10,938)	$(56,501)	$(140,919)	$(62,292)
Fixed charges	4,720	9,896	12,054	16,956	13,218

Total Earnings	$(14,677)	$(1,402)	$(44,447)	$(123,963)	$(49,074)

Ratio	(3.1)	(0.1)	(3.7)	(7.3)	(3.7)

Excess (Deficiency) of Earnings	$(19,397)	$(10,938)	$(56,501)	$(140,919)	$(62,292)